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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Cooper, Richard F.		Arkansas Best Corporation -- "ABFS"
	3801 Old Greenwood Road	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			11/14/02
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Fort Smith, AR 72903 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Vice President, Administration - Corp. Secretary

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, par value $0.01 per share		11/14/02				J (1)	V		1,661	D	(9)		1,660		D

	Common Stock, par value $0.01 per share		11/14/02				J (1)	V		242	D	(9)		242		I		(2) 401(k) Plan

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (Right to Buy)		$6.375		11/14/02				J (1)	V			7500

	Stock Option (Right to Buy)		$5.125		11/14/02				J (1)	V			6250

	Stock Option (Right to Buy)		$7.625		11/14/02				J (1)	V			1800

	Stock Option (Right to Buy)		$13.625		11/14/02				J (1)	V			2400

	Stock Option (Right to Buy)		$24.375		11/14/02				J (1)	V			70

	Stock Option (Right to Buy)		$24.375		11/14/02				J (1)	V			930

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(3)	01/30/2006		Common Stock $0.01 Par	7500		$6.375		7,500		D

	(4)	03/24/2007		Common Stock $0.01 Par	6250		$5.125		6,250		D

	(5)	01/26/2009		Common Stock $0.01 Par	1800		$7.625		4,200		D

	(6)	04/18/2010		Common Stock $0.01 Par	2400		$13.625		9,600		D

	(7)	01/17/2011		Common Stock $0.01 Par	70		$24.375		70		D

	(8)	01/17/2011		Common Stock $0.01 Par	930		$24.375		8,930		D

Explanation of Responses:

(1) All transactions in this filing are transfers of stock and options to Mr. Cooper's former wife pursuant to a domestic relations order and are exempt from Section 16 in its entirety through Rule 16a-12 of the Securities Exchange Act of 1934.

(2) Calculation of stock shares is based on Arkansas Best Corporation Stock Fund figures provided by the fund management company on 01/03/03.

(3) through (8) Options in these grants are exercisable in 5 annual installments beginning on the following dates, footnoted by grant: (3) 1/31/97, (4) 3/25/98, (5) 1/27/00, (6) 4/19/01, (7) 1/18/02, (8) 1/18/02.

(9) Left blank on purpose.

/s/ Richard F. Cooper	01/07/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.